UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-38159

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAI 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

British American Tobacco p.l.c.

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

REQUIRED INFORMATION

1.	Not applicable.
2.	Not applicable
3.	Not applicable
4.

The RAI 401k Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, referred to as ERISA. A copy of the most recent audited financial statements and supplemental schedule, as required, of the RAI 401k Savings Plan, prepared in accordance with the financial reporting requirements of ERISA, is attached as Exhibit 99.1 to this report.

Exhibits:

Exhibit Number	Description
23.1	Consent of CBIZ CPAs P.C.
99.1	Audited financial statements and supplemental schedule of the RAI 401k Savings Plan for the years ended December 31, 2025 and 2024.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAI 401k Savings Plan

Date: June 17, 2026	By:	/s/ Alden H. Smith
Name: Alden H. Smith
Title: Secretary, RAI Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of CBIZ CPAs P.C.
99.1	Audited financial statements and supplemental schedule of the RAI 401k Savings Plan for the years ended December 31, 2025 and 2024.